Filed Pursuant to Rule 253(g)(2)

File No. 024-10739

Offering Circular Dated March 29, 2018

VIRTRA, INC.

Explanatory Note: This offering circular supplements, and should be read in conjunction with, the offering circular (“Offering Circular”) of VirTra, Inc. (“VirTra”) which forms part of VirTra’s Offering Statement on Form 1-A (“Offering Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on September 11, 2017. as amended on October 17, 2017, December 22, 2017, and February 21, 2018, which was qualified on January 10, 2018 and March 27, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

This supplement provides updated disclosures based on the termination of our offering.

TERMINATION OF OUR OFFERING

On October 10, 2017, VirTra applied to The Nasdaq Stock Market, contingent upon meeting Nasdaq Capital Market’s initial listing standards and the qualification by the SEC of VirTra’s planned Regulation A+ offering of common stock pursuant to the Offering Statement. On March 2, 2018, VirTra conducted a 1-for-2 reverse stock split in order to meet the minimum share price requirement of the Nasdaq Capital Market. Upon meeting all the requirements of the Nasdaq Capital Market, VirTra decided to register its Common Stock with the SEC under the Exchange Act of 1934 using a Form 8-A12b and list on the Nasdaq Capital Market before concluding its Regulation A+ Offering and, therefore, did not raise any funds before the termination of the Offering. Following the termination of the Offering, VirTra’s Common Stock commenced trading on the Nasdaq Capital Market under the symbol “VTSI” on March 29, 2018.

The purpose of this supplement is to provide updated disclosures based on the termination of our offering.